Exhibit 4

Bogotá D.C. May 18, 2017

Republic of Colombia

Ministry of Finance and Public Credit

Carrera 8, No. 6C-38, Piso 1

Bogotá D.C., Colombia

Ladies and Gentlemen:

In my capacity as Head of the Legal Affairs Group of the General Directorate of Public Credit and National Treasury of the Ministry of Finance and Public Credit of the Republic of Colombia (the “Republic”), and in connection with the Republic’s offering, pursuant to its registration statement under Schedule B of the United States Securities Act of 1933, as amended (the “Securities Act”), filed by the Republic with the United States Securities and Exchange Commission (the “Commission”) on February 11, 2015 (Registration Statement No. 333-202025), as amended by Amendment No. 1 thereto, dated March 19, 2015 (as so amended, the “Registration Statement”), of $1,000,000,000 aggregate principal amount of the Republic’s 3.875% Global Bonds due 2027 and $1,500,000,000 aggregate principal amount of the Republic’s 5.000% Global Bonds Due 2045 (collectively, the “Securities”), I have reviewed the following documents:

(i) the Registration Statement and the related Prospectuses dated March 20, 2015 and September 21, 2015 included in the Registration Statement most recently filed with the Commission, as supplemented by the Prospectus Supplements dated January 19, 2017 relating to the Securities, as filed with the Commission pursuant to Rule 424(b)(5) under the Securities Act;

(ii) an executed copy of the Indenture, dated January 28, 2015 (the “Indenture”), between the Republic and The Bank of New York Mellon, as amended and supplemented by the Supplemental Indenture thereto, dated as of September 8, 2015, and as further amended and supplemented from time to time (as amended and supplemented, the “Indenture”);

(iii) the global Securities dated January 25, 2017 in the aggregate principal amount of $1,000,000,000 and $1,500,000,000, executed by the Republic;

(iv) an executed copy of the Authorization Certificate dated January 25, 2017 pursuant to which the terms of the Securities were established;

(v) all relevant provisions of the Constitution of the Republic and the following acts, laws and decrees of the Republic, under which the issuance of the Securities has been authorized:

a)	Law 80 of October 28, 1993 (a translation of which has been filed as part of Exhibit F to the Republic’s Registration Statement No. 333-13172 and incorporated herein by reference);

b)	Law 533 of November 11, 1999, (a translation of which has been filed as part of Exhibit F to the Republic’s Registration Statement No. 333-13172 and incorporated herein by reference);

c)	Law 185 of January 27, 1995 (a translation of which has been filed as part of Exhibit F to the Republic’s Registration Statement No. 333-13172 and incorporated herein by reference);

d)	Law 781 of December 20, 2002, (a translation of which has been filed as part of Exhibit F to the Republic’s Registration Statement No. 333-109215 and incorporated herein by reference);

e)	Law 1366 of December 21, 2009, (a translation of which has been filed as part of Exhibit 3 to Amendment No. 2 to the Republic’s Annual Report on Form 18-K for the fiscal year ended December 31, 2008 and incorporated herein by reference);

f)	Law 1624 of April 29, 2013, (a translation of which has been filed as part of Exhibit 3 to Amendment No. 1 to the Republic’s Annual Report on Form 18-K for the fiscal year ended December 31, 2012 and incorporated herein by reference);

g)	Decree No 1068 of May 26, 2015, (a summary of the material portion of which has been filed as part of Exhibit 3 of Amendment No. 1 to the Republic’s Annual Report on Form 18-K for the fiscal year ended December 31, 2014);

h)	Approval No. 3842, dated August 14, 2015, of the Consejo Nacional de Política Económica y Social (“CONPES”) (a translation of which has been filed as Exhibit D of Amendment No. 1 to the Republic’s Annual Report on Form 18-K for the fiscal year ended December 31, 2014);

i)	Law 1771 of December 30, 2015, (a translation of which has been filed as Exhibit A of Exhibit 3 of Amendment No. 2 to the Republic’s Annual Report on Form 18-K for the fiscal year ended December 31, 2014); and

j)	Article 16 (c) and (h) of Law 31 of 1992 issued by the Board of Directors of the Central Bank of Colombia (a translation of which has been filed as Exhibit D of Exhibit 3 of Amendment No. 2 to the Republic’s Annual Report on Form 18-K for the fiscal year ended December 31, 2014

(vi) the following additional actions under which the issuance of the Securities has been authorized:

a)	Resolution No. 087 dated January 18, 2017 of the Ministry of Finance and Public Credit (a translation of which is attached as Exhibit A hereto);

b)	Act of the Comisión Interparlamentaria de Crédito Público adopted at its meeting held on June 15, 2016 (a translation of which is attached as Exhibit B hereto); and

c)	Approval No. 3865, dated July 14, 2016of the Consejo Nacional de Política Económica y Social (“CONPES”) (a translation of which is attached as Exhibit C hereto).

It is my opinion that under and with respect to the present laws of the Republic, the Securities have been duly authorized, executed and delivered by the Republic and, assuming due authentication thereof pursuant to the Indenture, constitute valid and legally binding obligations of the Republic.

I hereby consent to the filing of this opinion as an exhibit to the Republic’s Amendment No. 1 to its Annual Report on Form 18-K for its Fiscal Year ended December 31, 2015 and to the use of the name of the Head of the Legal Affairs Group of the General Directorate of Public Credit and National Treasury of the Ministry of Finance and Public Credit of the Republic under the caption “Validity of the Securities” in the Prospectuses and under the heading “General Information—Validity of the Bonds” in the Prospectus Supplements referred to above. In giving the foregoing consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

No opinion is expressed as to any law of any jurisdiction other than Colombia. With respect to the opinion set forth above, my opinion is limited to the laws of Colombia. This opinion is specific as to the transactions and the documents referred to herein and is based upon the law as of the date hereof. My opinion is limited to that expressly set forth herein, and I express no opinions by implication.

Very truly yours

/s/ Lucas Arboleda Henao

Lucas Arboleda Henao
Head of the Legal Affairs Group of the General Directorate of Public Credit and National Treasury of the Ministry of Finance and Public Credit of the Republic of Colombia

EXHIBIT A

Resolution 087

JANUARY 18, 2017

Whereby the Nation is authorized to issue, subscribe and place foreign public debt securities in the international capital markets, for up to THREE BILLION

U.S. DOLLARS (US$3,000,000,000), or its equivalent in other currency;

and other provisions are decreed.

THE VICE-MINISTER GENERAL OF FINANCE AND PUBLIC CREDIT, IN CHARGE OF THE FUNCTIONS

OF THE MINISTER’S OFFICE

Exercising its statutory powers, particularly the powers conferred by

Article 2.2.1.3.2., Decree 1068, 2015,

WHEREAS

Article 2.2.1.1.1, Decree 1068 of 2015, authorizes State entities to carry out public credit transactions, including, among others: issuance, subscription and placement of public debt securities;

Article 10, Law 533 of 1999, states that public debt securities are documents and securities, issued by State entities, with a credit content, and a maturity date;

Article 2.2.1.3.2., Decree 1068 of 2015 states that the issuance and placement of public debt securities on behalf of the Nation require an authorization given by a Resolution by the Ministry of Finance and Public Credit. The authorization may be given once a favorable opinion has been received from the Consejo Nacional de Política Económica y Social - CONPES, and from the Comisión Interparlamentaria de Crédito Público if the foreign public debt security has a maturity date longer than 1 year;

Article 24, Law 185 of 1995, states that for all purposes established under Law 80 of 1993, Article 41, Paragraph 2, Sub-paragraph 5, the Comisión Interparlamentaria de Crédito Público shall issue a preliminary opinion to begin formalities with regard to any public credit transactions, and a final opinion to execute the transactions. However, the Comisión Interparlamentaria de Crédito Público shall only issue an opinion once with regard to the issuance, subscription and placement of bonds and securities;

Resolution No. 087	JAN. 18, 2017	Page 2 of 4

According to CONPES Document 3842, dated August 14, 2015, the Consejo Nacional de Política Económica y Social - CONPES - issued a favorable opinion for the Nation to negotiate foreign public credit transactions to pre-finance and/or finance budget allocations for 2016 and 2017 for up to US$3 billion (US$3,000,000,000), or its equivalent in other currencies; of which there are NINE HUNDRED AND FIVE million US Dollars (US$905,000) as unused, remaining quota;

Under CONPES Document 3865 dated July 14, 2016, the Consejo Nacional de Política Económica y Social - CONPES - issued a favorable opinion for the Nation to issue foreign bonds to pre-finance or finance budget allocations for the years 2017 and 2018 for up to THREE BILLION DOLLARS (US$3,000,000,000), or its equivalent in other currencies, based on the fact that the Nation has not issued Bonds in international capital markets;

Based on recitals five (5) and six (6), the Nation has an authorized and unused quota for the sum of THREE BILLION NINE HUNDRED AND FIVE MILLION U.S. DOLLARS (US$ 3,905,000,000), or its equivalent in other currencies;

At the December 17, 2015 meeting, the Comisión Interparlamentaria de Crédito Público unanimously issued a favorable opinion for the Nation - the Ministry of Finance and Public Credit - to carry out transactions related to foreign public credit for up to ONE HUNDRED AND FIVE MILLION EUROS (€ 1,500 million) or its equivalent in other currencies, intended to finance budgetary allocations for 2016 and to pre-finance and/or finance budgetary allocations for 2017, of which the Nation has a ONE HUNDRED AND FIFTY MILLION EUROS (€ 150 million) authorized, unused quota, or its equivalent in other currencies;

At the June 15, 2016 meeting, the Comisión Interparlamentaria de Crédito Público unanimously issued a favorable opinion for the Nation - the Ministry of Finance and Public Credit - to carry out transactions related to foreign public credit for up to THREE BILLION US DOLLARS (US$ 3,000,000,000), or its equivalent in other currencies, intended to pre-finance and/or finance budgetary allocations for 2017, based on which the Nation has not issued notes in international capital markets;

Based on recitals eight (8) and nine (9), the Nation has an authorized and unused quota for the sum of ONE HUNDRED AND FIFTY MILLION EUROS (Euro 150,000,000), or its equivalent in other currencies; and of THREE BILLION U.S. DOLLARS (US$ 3,000,000,000), or its equivalent in other currencies;

By External Resolution No. 17 of 2015, and External Regulatory Circular DODM-145, the Board of Directors of the Central Bank, and the Central Bank, respectively, stated the financial conditions for the issuance and placement of securities and external borrowing transactions by the Nation, its territorial and decentralized entities.

Resolution No. 087	JAN. 18, 2017	Page 3 of 4

DECIDES TO

Article 1. Issuance Authorization. Authorize the Nation to issue, subscribe, and place foreign public debt securities in international capital markets for a sum of up to THREE BILLION US DOLLARS (US$3,000,000,000), or its equivalent in other currency, intended to finance 2017 budgetary allocations, without exceeding current authorizations;

Article 2. Financial Terms. Foreign public debt titles to be issued, as referred to in the preceding article, shall be subject to financial conditions set out in the rules issued by Board of Directors of the Central Bank, or the Central Bank itself in compliance with the guidelines set forth by the Board.

Article 3. Other Terms and Conditions. The other terms, conditions and characteristics of the issuance shall be determined by the General Directorate of Public Credit and Treasury, Ministry of Finance and Public Credit, taking the following into account:

Redemption Period:	Over two (2) years, depending on the market to be accessed;

Interest Rate:	Fixed or variable

Other expenses and commissions:	Market standard for this type of transaction.

Article 4. Authorization for related transactions. The Nation is authorized to carry out all related transactions described in Article 1 herein.

Article 5. Taxes. In accordance with the provisions in Article 7, Law 488 of 1998, payment of principal, interests, commissions and other payments related to foreign public credit transactions shall be exempt of any national tax, duty, contribution or levy when made to persons who are not resident in this country.

Article 6. Other norms. The Nation - through the Ministry of Finance and Public Credit - shall comply with all other applicable standards, in particular External Resolution No. 8 of 2000, from the Board of Directors of the Central Bank, and other norms that may amend it or revoke it.

Article 7. Validity and publication. The present Resolution shall be valid from the date of its publication in the Official Journal. This requirement is understood to have been met by instruction given by the Director General of Public Credit and National Treasury, Ministry of Finance and Public Credit, as provided by Article 18, Law 185 of 1995.

Resolution No. 087	JAN. 18, 2017	Page 4 of 4

LET IT BE PUBLISHED, NOTIFIED AND EXECUTED

Bogotá, D.C. on JANUARY 18, 2017

THE VICE-MINISTER GENERAL OF FINANCE AND PUBLIC CREDIT, IN CHARGE OF THE FUNCTIONS

OF THE MINISTER’S OFFICE

[Signed]

MARIA XIMENA CADENA ORDÓÑEZ

APPROVED: Cristhian Prado / Lucas Arboleda

DRAFTED:    Manuel Ruiz/Lina Londoño

DEPARTMENT: Sub-Directorate, External Financing/Legal Matters Group

EXHIBIT B

MINHACIENDA	All for a New Country

Peace    Equity    Education

THE UNDERSIGNED, TECHNICAL SECRETARY TO THE

INTERPARLIAMENTARY COMMITTEE ON PUBLIC CREDIT

[COMISIÓN INTERPARLAMENTARIA DE CRÉDITO PÚBLICO]

ATTESTS:

That in the June 15, 2016 session, the Inter-Parliamentary Committee on Public Credit issued a sole, favorable opinion to the Nation, Ministry of Finance and Public Credit, to carry out Foreign Public Debt Transactions for up to US$ 3 Billion, or its equivalent in other currencies, intended to pre-finance and/or finance budgetary allocations for fiscal year 2017.

Sincerely,

[Signed]

LUCAS ARBOLEDA HENAO

Technical Secretary

Bogotá, D.C., June 15, 2016.

Carrera 8 No. 6 C 39 Bogotá D.C. Colombia

Código Postal 111711

Conmutador (57 1) 381 1700

atencioncliente@minhacienda.gov.co

www.minhacienda.gov.co

EXHIBIT C

CONPES

Document	3865

NATIONAL COUNCIL FOR ECONOMIC AND SOCIAL POLICY

REPUBLIC OF COLOMBIA

PLANNING DEPARTMENT

FAVORABLE OPINION, FOR THE NATION

TO ENGAGE IN FOREIGN PUBLIC DEBT TRANSACTIONS

TO PRE-FINANCE, OR FINANCE, 2017 AND 2018 BUDGET ALLOCATIONS

FOR UP TO US$ 3 BILLION, OR EQUIVALENT IN OTHER CURRENCIES

Planning Department: SDS, SC, DDE, DIFP, OAJ

Ministry of Finance and Public Credit

Approved Version

Bogotá, D.C., July 14, 2016

CONPES

NATIONAL COUNCIL FOR ECONOMIC AND SOCIAL POLICY

Juan Manuel Santos Calderón

President of the Republic

Germán Vargas Lleras

Vice-President of the Republic

Juan Fernando Cristo Bustos Minister of the Interior	Marĺa Ángela Holguĺn Cuéllar Minister of Foreign Affairs

Mauricio Cárdenas Santamaría Minister of Finance and Public Credit	Jorge Eduardo Londoño Ulloa Minister of Justice and Law

Luis Carlos Villegas Echeverri Minister of Defense	Aurelio Iragorri Valencia Minister of Agriculture & Rural Development

Alejandro Gaviria Uribe Minister of Health & Social Welfare	Clara López Obregón Minister of Labor

Germán Arce Zapata Minister of Mines and Energy	Maria Claudia Lacouture Pinedo Minister of Commerce, Industry & Tourism

Gina Parody d’Echeona Minister of Education	Luis Gilberto Murillo Urrutia Minister of the Environment & Sustainable Development

Elsa Noguera De la Espriella Minister of Housing, City & Territory	David Luna Sánchez Minister of IT & Communications

Jorge Eduardo Rojas Giraldo Minister of Transport	Mariana Garcés Córdoba Minister of Culture

Yaneth Giha Tovar Director, Colciencias	Tatyana Orozco de la Cruz Director, Social Prosperity

Simón Gaviria Muñoz

Director General, Planning Department

Luis Fernando Mejía Alzate	Manuel Fernando Castro Quiroz
Sectoral Sub-Director & Technical Secretary	Territorial/Public Investment Sub-Director

EXECUTIVE SUMMARY

In accordance with Paragraph 2, Article 41, Law 80 of 19931 and Articles 2.2.1.3.1., 2.2.1.3.2. y 2.2.1.6, Decree 1068 of 2015,2 the present document submits to the consideration of CONPES - the National Council for Economic and Social Policy - and seeks a favorable opinion for the Nation to engage in transactions for the purpose of pre-financing, or financing, 2017 and 2018 budget allocations for up to US$3 Billion, or its equivalent in other currencies.

The purpose of the foregoing is to enable the Nation to initiate financing or pre-financing for 2017 and 2018 in a timely manner. In addition, with the request authorization the Colombian Government will have flexibility to optimize the use of financing sources and continue maintaining liquid and efficient yield curves.

Classification H63.

Key Words: Foreign Bonds, Financing, Nation, International, Issuance, Sovereign Debt, Debt Service..

[1]	Establishing the Public Administration’s General Procurement Statutes.
[2]	Whereby the Finance and Public Credit Sector’s Sole Regulatory Decree was issued. It repealed Decree 1497 of 2002 and 3160 of 2011.

TABLE OF CONTENTS

1.	INTRODUCTION	16

2.	BACKGROUND	17

2.1.	Issuance of 2045 Global Bond	17

2.2.	Reopening of 2045 Global Bond	17

2.3.	Issuance of 2026 Global Bond	18

2.4.	Issuance of 2026 Euro Global Bond	18

3.	JUSTIFICATION OF FUNDING NEEDS	18

4.	MARKET CONTEXT	20

4.1.	Macroeconomic Developments	20

4.1.1.	Macroeconomic Developments in the US and Interest Rate Performance	22

4.1.2.	Expectations on Interest Rates and US Monetary Policy	23

4.2.	Performance of the Euro Zone and Emerging Markets	26

4.2.1.	Euro Zone	26

4.2.2.	Emerging Markets	27

4.3.	Colombia’s Recent Performance in International Markets	32

4.3.1.	Building efficient, liquid curves	34

5.	OBJECTIVES	37

6.	RECOMMENDATIONS	37

BIBLIOGRAPHY		38

TABLE INDEX

Table 1. 2017 Financial Plan	18
Table 2. US$ Securities issued by Argentina, 2016	31

CHART INDEX

Graph 1. Monthly Debt Service, as a Percentage of Total(a)	19
Graph 2. 2008-2017(a) Yearly World Economic Growth-	21
Graph 3. Performance of Crude Oil Prices, 2012-2016	22
Graph 4. US Unemployment and Inflation	23
Graph 5. US Federal Reserve Interest Rate Policy	24
Graph 6. Density of Prediction, US Federal Reserve Reference Rate	24
Graph 7. 10-Year US Treasury Bonds	25
Graph 8. US 10-Year Bond Forecast	26
Graph 9. Performance of 6-month Euribor and Germany’s 10-Year Reference Rate	27
Graph 10. Devaluation of the Yuan, and impact on the Shanghai Stock Exchange Compound Interest	28
Graph 11. Cash Flow in Emerging Markets, Bonds	30
Graph 12. Emerging Markets Bond Index (EMBI)	31
Graph 13. US$ Colombian Reference Bonds, and Differential on US Treasury Bonds	33
Graph 14. 2004-2016 US$ Yield Curve Performance,	34
Graph 15. Volume of Euro Securities issued in Latin America	35
Graph 16. Volume of 10-Year US$ Securities issued in Latin America	35
Graph 17. Volume of 30- of 30-Year US$ Securities issued in Latin America	36

ACRONYMS AND ABBREVIATIONS
CONPES	Consejo Nacional de Política Económica y Social

COP	Colombian Pesos

DNP	National Planning Department

EC	European Commission

ECB	European Central Bank

EMBI	Emerging Markets Bond Index

EUR	Euro

FOMC	Federal Open Market Committee

GNP	Gross National Product

IMF	International Monetary Fund

OPEC	Organization of the Petroleum Exporting Countries

USA	United States of America

US$	US Dollar

1. INTRODUCTION

The present document is submitted to the consideration of the National Council for Social and Economic Policy (CONPES) for the purpose of obtaining a favorable opinion for the Nation to engage in transactions related to foreign public credit, in order to pre-finance or finance fiscal years 2017 y 2018 for up to US$ 3 Billion, or equivalent in other currencies. The foregoing in accordance with the provisions in Paragraph 2, Article 413, Law 80 of 1993, and Articles 2.2.1.3.14, 2.2.1.3.25 and 2.2.1.66 of Decree 1068 of 2015.

Thus, the Nation would be able to pre-finance or finance the 2017 or 2018 budget in a timely manner. Also, the Government will have the required flexibility to optimize the use of funding sources whilst maintaining efficient and liquid yield curves.

The present document is divided into six main sections, including this Introduction. Section Two presents a background, specifically relating to issues made by Colombia. Section Three justifies the need for funding in 2017. Section Four presents a market context, particularly the performance of the US economy, the Euro zone, and the emerging markets, as well as the performance of the Colombian economy in international markets. Section Five presents the objectives outlined in the document. Section Six sets forth recommendations to CONPES.

[3]	“Section 41, Paragraph 2. Public Credit Transactions. Notwithstanding the provisions of special laws, for the purposes of this law public credit transactions are transactions intended to provide the Entity with payable term resources, including loans; the issuance, underwriting and placement of bonds and securities; supplier credits; and guarantees granted for State entity obligations.
(...)	The authorization by the Ministry of Finance and Public Credit, and prior favorable opinion by CONPES and the National Planning Department, will be required for State entities to manage and execute any foreign credit transaction and related similar transactions; and for the Nation and decentralized entities to execute any internal public credit transaction and related transactions; as well as for the Nation to grant a guarantee.
(...)	In any case, external public credit operations executed and guaranteed by the Nation, beyond a one-year term, shall require a prior opinion by the Public Credit Inter-parliamentary Commission [Comisión Interparlamentaria de Crédito Público.]
(...)	Any transactions referred to in this article to be executed abroad shall be subject to the jurisdiction agreed upon in the contract.
[4]	“Section 2.2.1.3.1. Public Debt Securities. Bonds, and any other credit securities with a redemption term, issued by state agencies are Public debt securities.

Any security issued by a credit institution, insurance company, or other State financial entity, in relation to transactions in the ordinary course of their own corporate activities are not considered public debt securities.

The placement of public debt securities shall be subject to the general financial conditions stipulated by the Board of the Central Bank.”

[5]	“Section 2.2.1.3.2. - The Nation’s Public Debt Securities. The issue and placement of public debt securities on behalf of the Nation shall require an authorization given by a Ministry of Finance and Public Credit resolution, which may be granted once the following has been obtained:

a)	A favorable Opinion by CONPES; and b) An Opinion by the Public Credit Commission for foreign public debt with a term exceeding one year.” (Emphasis added.)
[6]	“Section 2.2.1.6. Issuance of Authorizations and Opinions. To issue the relevant opinions and authorizations CONPES, the National Planning Department, and the Ministry of Finance and Public Credit shall make sure that the respective transactions comply, among others, with Government policy on matters of public credit, and with the Macroeconomic Program and Financial Plan approved by CONPES and the Fiscal Policy Council (CONFIS).

Opinions by CONPES and the National Planning Department, when applicable, shall be issued based on the relevant entity’s technical, economic and social project justification, capacity for implementation, financial situation, funding plan through resources, and yearly expenditure schedule.”

2. BACKGROUND

Through CONPES Document 3818, approved on October 2, 2014, the Nation received a favorable opinion to engage in transactions related to foreign public credit to pre-finance or finance 2015 and 2016 budget allocations, up to the sum of US$ 3 Billion, or its equivalent in other currencies. Under this quota and the current quota established by CONPES Document 3781, approved on November 8, 2013, the Nation issued a Global Bond in US$ due June 2045, in the amount of US$ 1.5 Billion, whose characteristics are described below.

In addition, through document CONPES 3842, approved on August 14, 2015, the Nation received a favorable opinion to issue foreign bonds for up to US$ 3,000 million, or its equivalent in other currencies, in order to pre-finance or finance 2016 and 2017 budget allocations. Under this quota, the Nation carried out two foreign market transactions. The first transaction took place in September 2015 with the issuance of Global Bond 2026 for US$ 1.5 billion, and the second transactions in March 2016 with the issuance of a Euro-denominated Global Bond for €1,350 million. The first transaction partially under this quota and the second transactions totally under the quota. The characteristics of these operations are described in this Section.

With the issuance of the 2026 Global Bond for US$ 1.5 billion and the Euro-denominated 2026 Global Bond for €1.35 billion, the country completed the financing of its 2016 foreign needs in the international capital market, which amount to US$ 3 billion and are part of the US$ 6 billion funded from foreign sources.

2.1. Issuance of 2045 Global Bond

On January 21, 2015, the Nation issued Global Bond 2045 for an amount of US$ 1.5 billion to financing 2015 budget allocations. The bond was placed on the international capital market at a rate of 5.064% and a 5.000% coupon, the lowest coupon reached by Colombia in the long part of the curve. It is worth noting that this transaction reached a greatest demand record in the history of Colombia’s long-term financing, with more than US$ 5 billion in orders from 224 investors.

With the issuance of the 2045 Global Bond, the entire US$ 400 million quota remaining from the quota established by CONPES Document 3781 was used up, as well as the US$ 1.1 billion quota established by CONPES Document 3818. From the latter Document a US$ 1.9 billion quota, or its equivalent in other currencies, was available to pre-finance or finance 2015 and 2016 budget allocations.

2.2. Re-opening 2045 Global Bond

On March 23, 2015, the Nation reopened a US$ Global Bond, due in 2045 for US$ 1 billion at a rate of 5.041%, which totaled US$ 2.5 billion. This transaction had an approximate demand of US$ 4.9 billion, with the participation of 236 accounts from the US, Europe, Latin America and Asia. The purpose of the transaction was financing the 2015 budgetary allocations.

With the reopening of the 2045 Global Bond, US$1 billion of the quota established by CONPES Document 3818 was applied. A US$ 900 million, or its equivalent in other currencies, was available to pre-finance or finance 2015 and 2016 budget allocations.

2.3. Issuance of 2026 Global Bond

On September 21, 2015, the Nation issued a US$ Global Bond due in January 2026 for the sum of US$ 1.5 billion, in order to pre-finance 2016 budget allocations, at a 4.653% rate. This transaction had a demand in excess of US$ 3,000 million, with a participation of 192 institutional investors from the USA, Europe and Latin America.

With the issuance of Global Bond 2026, the remaining quota established by CONPES Document 3818 (a total of US$ 900 million), and the quota established by CONPES 3842 (US$ 600 million) were applied. Thus, an available quota of US$ 2.4 billion, or its equivalent in other currencies, was available to pre-finance or finance budget 2016 and 2017 allocations.

2.4. Issuance of 2026 Euro Global Bonds

On March 16, 2016, the Nation issued a Euro Global Bond, due in March 2026, for a sum of €1,350 million, at a 3,875% rate and coupon. This transaction had a demand in excess of €3.5 billion, and participation by 215 institutional investors, mainly from the United States and Europe (United Kingdom, France, Belgium, Austria, Denmark, Germany, Ireland, Italy, Luxembourg, Norway, Portugal , Slovenia, Spain, Holland, Switzerland, Sweden), among others. The wide participation by European investors enabled Colombia to diversify its investor base.

With the issuance of Euro Global Bond 2026, US$ 1,49577 million of the quota under CONPES Document 3842 was applied, and an available US$ 905 million quota, or its equivalent in other currencies, was used to pre-finance or finance 2016 and 2017 budget allocations.

3. JUSTIFICATION OF FUNDING NEEDS

The 2017 financial plan envisages foreign financing worth US$ 6 billion, of which US$ 3 billion will be financed through loans from multilateral banks, and US$ 3 billion through the issuance of securities in the international market (Table 1).

Table 1. 2017 Financial Plan

Sources	COP MM 61.204	Use	COP MM 61.204
Disbursements	51.661	Deficit to be financed	30.330
Foreign (US$ 6 Billion)	18.199	Of which
Bonds (US$ 3 Billion)	9.099	Payment domestic interest	21.005
Multilaterals and others (US$ 3 Billion)	9.100	Payment foreign interest (US$ 2.496 Billion)	7.571
Domestic	33.462	Dollar expenses (US$ 476 M.)	1.442
TES	33.442
Auctions	26.192	Amortization	21.373
Public Entities	7.000	Foreign (USD 2.605 mill.)	8.156
Payment of Obligations	250	Domestic	13.216

[7]	Equivalent to multiplying €1.350 Billion at the Central Bank’s published rate on the transaction date (US$1.1073 per Euro.)

Sources	COP MM 61.204	Use	COP MM 61.204
Other domestic debt	20

Central Bank Profit	808	Floating Debt	1.304

Adjustments	2.073	Payment of Obligations	250

		Treasury Transactions	4.635

Initial availability	6.662	Final availability	3.313
Pesos	2.975	Pesos	1.514
Dollars(US$1.170 B)	3.687	Dollars (US$ 593 M)	1.799

Source: Ministry of Finance and Public Credit.

According to preliminary calculations, 2017 foreign debt amortization amounts to US$ 2,605 million, concentrated in the first quarter of the year. Payment of the 2017 Global Bond maturity must be made on January 27, in the amount of US$1.650 billion. Chart 1 shows debt service projection for December 2017.

Chart 1. Monthly Debt Service, as a Percentage of Total(a)

Source: Projection by Sub-Directorate for Risk, Ministry of Finance and Public Credit.

Note: (a) Projected figures, as of December 2017.

Taking the background into account, such as current market conditions and expectations described in the next section, it is important to receive authorizations for foreign credit transactions in a timely manner. This would ensures the country’s ability to access the market in a timely manner, taking advantage of market windows and avoiding high volatility periods.

4. MARKET CONTEXT

4.1. Macroeconomic Evolution

According to updated International Monetary Fund (IMF) projections for April 2016, world growth will remain moderate and is expected to reach a rate of 3.2% in 2016 and 3.5% in 2017. In this projection version, the IMF reduced the 2016 growth expectations compared to projections for October 2015 by 0.4%. The IMF believes that the global economy has experienced slow and fragile growth for a long time, while financial risks are becoming more relevant as well as geopolitical tensions and conflicts. According to the report, the IMF estimates that the recovery of advanced economies and emerging economies will be moderate, particularly for the latter. The IMF also explains that oil exporting countries will see slower growth due to falling oil prices, in addition to deep recessions in Brazil and Russia.

In hindsight, the report explains how world economy had a slow growth over the past year. The report also stated that while developed countries have tried to stimulate economic growth, whether with conventional or non-conventional monetary stimuli such as the European Union and Japan, central banks worldwide have begun to face difficulties in maintaining healthy growth and inflation rates (Chart 2.)

Chart 2. 2008-2017(a) Yearly World Economic Growth

Source: IMF Growth Bulletin, April 2016. Note: (a) Outlook for 2016 y 2017.

In the global energy context, significant reductions and high volatility in oil prices continued to be noticed. During 2015, prices decreased by approximately 32% 8, and averaged US$ 51 per barrel. In January 2016 the price of oil reached a low of US$ 27 per barrel, but then recovered and reached an average US$ 39 per barrel to date (Graph 3).

The oil scenario presents new challenges and consequences for the world economy. Although in recent months the price reached US$ 50 per barrel, mainly due to a lower accumulation of crude oil reserves in the United States9, uncertainty about what the price will be in the second half of the year remains. On the one hand, oil producing countries, at a June 2, 2016 meeting, did not set a production limit. On the contrary, they declared that the policy of unlimited production has worked. On the other hand, demand for crude oil is expected to increase by 1.2 million barrels per day by 2016, which would imply a possible cycle change of continuous supply surplus and a possible increase in demand in the second half of the year.

[8]	Annual (2015) variation of the Brent reference was 34%, while the WTI reference changed by 30% in 2015.
[9]	Data from the United States Department of Energy confirmed a decline by 4.1 million barrels of crude oil inventories in the United States, a decrease for the sixth consecutive week.

Chart 3. Performance of Crude Oil Prices, 2012-2016

Source: Bloomberg, as of June 29, 2016.

In addition, monetary policy decisions in the United States and Europe continue to be relevant to the fixed income market. In particular, the expectation of further increases in the Federal Reserve benchmark rate is maintained at the end of 2016. And in the Euro zone, the European Central Bank (ECB) maintains its expansionary policy and assesses what measures it will have to take following the United Kingdom’s decision on 23 June to leave the European Union.

4.1.1. Macroeconomic Developments in the US and Interest Rate Performance

In 2015, US economy growth was 2.4%, while inflation was 2.1% and the unemployment rate was 5.0%, the lowest since the 2008 financial crisis (Graph 4). US Gross Domestic Product (GDP) growth for the first quarter of 2016 was 1.1%. This rate is 0.3 percentage points higher than last May (0.8%), but lower than the 1.4% growth seen in the last quarter of 2015. The increase in the first quarter is largely explained by three factors: (i) an increase in household expenditure on services, housing and public services; (ii) an increase in investment; and (iii) a 2.6% increase in exports.

The FOMC10 monitors unemployment - which at the end of May was within the Committee’s expected levels (4.7%) - and inflation, which is expected to continue around 2% (Graph 4). The Committee also takes into account sectoral investment in the United States, and economic and financial developments at a global level, which could push inflation levels downward in this country.

[10]	Federal Open Market Committee

Chart 4. U.S. Unemployment and Inflation

Source: Bloomberg, as of June 29, 2016.

4.1.2. Expectations on US Interest Rates and Monetary Policy

During the Federal Reserve’s meeting in December 2015, the FOMC decided to increase the benchmark rate by 25 basic points, taking into account that during the same month, labor market and economic activity risks were stable (Chart 5). Additionally, they considered that the 2% inflation target would be reached in the medium term and, in that sense, considered it prudent to advance with the first increase. Thus, Federal Reserve Chairman Janet Yellen stated that the increase in the benchmark rate will be gradual, and will be tied to the behavior of inflation and unemployment. Therefore, the benchmark rate is expected to remain at comparatively low levels in relation to long-term expectations.

In the press release regarding the meeting held by the Federal Reserve in June 2016, FOMC members indicated that economic activity in recent months has expanded moderately, driven by growth in household spending and recovery in the housing sector. However, inflation continued to fall below the 2% target, exports continued to decline, as did fixed asset investments in the US real estate sector, and the pace of labor market improvement has also slowed down. For these reasons the FOMC decided to maintain the reference interest rate between 0.25% and 0.5%.

Chart 5. US Federal Reserve Interest Rate Policy

Given an implicit probability of the futures market, the Federal Reserve intervention rate is expected, with a probability of 83.6%, to stay within a 25-50 basic points range in December 2016, (Graph 6). In this regard, it is important to bear in mind that even if the market does not expect an increase in the intervention rate, as explained by the members of the Committee, any change is linked to results in the labor market and United States economic growth, as well as global economic performance.

Chart 6. Density of prediction of the US Federal Reserve Reference Rate

Source: Bloomberg, June 29, 2016.

With regard to 10-year US Treasury securities, Chart 7 shows that they had a downward trend during the month of February, when there was great volatility due to low oil prices , Close to US$ 26 per barrel towards the end of the month (Graph 3). During the following months, the movement of US Treasury securities has been in line with FOMC decisions. However, in recent weeks there has been a considerable decline, in reaction to the uncertainty generated by the United Kingdom’s decision to leave the European Union.

Chart 7. 10-year US Treasury Bonds

Source: Bloomberg, as of June 29, 2016.

August 10-11-12: Chinese Government announced a devaluation of the Yuan, previously fixed, against the Dollar.	December 15-16: Meeting of the FOMC in which it is decided to increase the interest rate in 25 Pts due to the improvement of the conditions of the United States economy.	April 26-27: FOMC meeting in which it is decided to maintain the interest rate but leave the door open to a possible increase at the next meeting in June.

March 18: The Federal Reserve eliminates the word “patient” regarding the modification of the intervention rate.	September 16-17: Meeting of the FOMC in which it is decided to maintain the interest rate due to the volatile conditions of the international market.	March 15-16: FOMC meeting in which it is decided to maintain the interest rate due to the risks implied by the global economic slowdown for the United States.

The results of a survey on rate yield forecast for 10-year US Treasury Bonds, carried out by Bloomberg on analysts in June 2016, are shown in Figure 8. They indicate an average increase of 58 basic points for the fourth quarter of 2016.

Chart 8. USA 10-year Bond Forecast

Source: Bloomberg Survey, June 29, 2016.

4.2. Performance of the Euro Zone and Emerging Markets

4.2.1. Euro Zone

In March 2016, the European Central Bank decided to reduce the intervention rate from 0.05% to 0%, which caused a reduction in the interest rate on bank deposits from 0.10% to -0.4%, continuing the negative interest rate trend. In addition, it announced that the purchase program would go from 60 million Euros to 80 million Euros. However, there are doubts in the market about the stability of the European financial sector with negative rates. This situation is compounded by the increase in unemployment in the Euro area, and the United Kingdom’s departure from the European Union, which together jeopardize the Euro Zone’s economic growth.

Indeed, the Euro zone and the United Kingdom will face major regulatory, financial, and political challenges following the outcome of the June 23 British referendum11, where 51.9% of the votes were in favor of the United Kingdom exiting the European Union. Faced with this uncertainty, rating agencies Standard and Poor’s and Fitch Ratings changed the UK rating from AAAu to AAu12 and from AA+ to AA, respectively.

[11]	The referendum which decided that the United Kingdom would leave the European Union was held on June 23, 2016. 48.1% of the votes were in favor of remaining in the European Union and 51.9% of the votes were against.
[12]	A ‘u’ identifier refers to an unsolicited credit rating that is assigned on the initiative of Standard and Poor’s and not at the request of the issuer or its agents.

The result of the referendum generated great volatility in the financial markets. On Friday, June 24, following the release of the results, strong declines in equities around the world and strong demand for safe assets were observed. This led to benchmark rates in Euros at even lower levels and, for the first time, the German Treasury bond with an average life of ten years13 had negative yields (Chart 9).

Chart 9. Performance of 6-month Euribor

and Germany’s 10-year Policy Interest Rate

Source: Bloomberg, June 29, 2016.

4.2.2. Emerging Markets

In its most recent report, the IMF shifted the 2016 growth projection for emerging countries from 4.5% to 4.1%. This expected growth rate is only slightly higher than the rate observed in 2015, and would be 2 percentage points below the average observed in the last decade. However, the IMF believes that emerging economies will generate the most representative global growth in 2016. This change is mainly based on: (i) resurgence of financial turbulence; (ii) instability of emerging markets; (iii) a difficult macroeconomic environment in oil-exporting countries, characterized by strong volatility in terms of supply and demand; (iv) a moderate slowdown in China (0.4 percentage points); (v) lower investment growth in emerging market economies; and (vi) greater instability in the Euro area.

In August 2015, China’s Central Bank took measures to rectify the Yuan with the intention of devaluing it and making it more competitive, which caused it to return to levels registered in 2011

[13]	Known as Bund in the markets

(Panel A, Chart 10). The purpose was to boost exports and seek an economic growth of at least 7% by the end of 2015. However, at year end economic growth was at 6.9%, the lowest growth rate in Twenty-five years. The impact of this decision, the publication of mixed macroeconomic indicators, and lack of credibility in international markets have led to stock market declines (Panel B, Chart 10) and an increased volatility in commodity markets.14

Chart 10. Devaluation of the Yuan, and impact on the Shanghai Stock Exchange Compound Index

Chart A.	Yuan	Chart B. Compound Index, Shanghai Stock Exchange

In February of this year, Standard and Poor’s decided to lower Brazil’s rating from BB+ to BB.

Source: Bloomberg, as of June 29, 2016.

This reflects a weakening of the country’s risk profile since September 2015, when Standard and Poor’s decided to lower the rating from BBB- to BB +. The rating agency’s report stated that the political and economic challenges facing Brazil remain considerable, and a longer adjustment process is expected, with a slower correction in fiscal policy, as well as another year of pronounced economic contraction. Brazil’s domestic market has also been affected by high inflation. The consumer price index rose to 10.67% in the twelve months of 2015 and to date in 2016 stands at 9.32%. This figure is more than double the Brazilian Central Bank’s 4.5% official target.

[14]	Commodities

In 2016, Brazil’s political situation deteriorated mainly because of accusations against President Dilma Rousseff related to covering the country’s budget deficit through illegal loans from state banks. Hence, the Brazilian Senate, in an extraordinary May 12 session, suspended the president from office for 180 days15. During this period, the Senate will evaluate whether the president is guilty or not of the aforementioned facts. If found guilty, current Vice President Michel Temer would complete the term until 2018. If found innocent, Dilma Rousseff would resume the presidency of Brazil.

Despite the aforementioned strong political volatility, since mid-February Brazilian markets began to change, largely due to expectations of a change in management and expectations of reforms that would be applied under a new government. In this context, the impact of news of a presidential dismissal on the Brazilian market was not so strong as it was expected..

With regard to the flows of funds dedicated to emerging markets, during 2015 there was a significant reduction compared to the previous year, mainly in the period from July to September. The trend continued until the end of 2015, although not with the same intensity. In January and February 2016, in a market characterized by high volatility, historical lows in oil prices and tension in Europe due to terrorist attacks, the outflow of flows in emerging markets was maintained, especially in Europe and Asia. After a certain stability in the price of oil, the trend began to change in March 2016 and there was an increase in the flow of funds, especially in Asia. However, in May flows fell again, largely due to market volatility and instability due to decisions in the Euro zone (Graph 11).

[15]	The Brazilian Senate made the decision based on 55 votes in favor of, and 22 votes against, dismissal.

Chart 11. Cash Flow in Emerging Markets, Bonds

US$ Million

Source: EPFR HSBC, May 2016.

On the other hand, the perception of credit risk represented by the EMBI +16 generally deteriorated in early 2016. This was mainly due to: (i) deceleration of growth in Brazil, China and Russia; (ii) Brazil’s lower long-term credit rating; (Iii) developments in Europe; and (iv) falling commodity prices. However, as of February 2016, the spread of emerging countries has declined and Colombia, in particular, still maintains a good perception in the international market. The volatility generated in the markets by the exit of the UK from the European Union also affected the EMBI + and the downward movement has allowed emerging countries to stay close to the 2015 levels (Chart 12).

This perception of the country in international markets allows Colombia to be in a favorable position to take advantage of market windows and capture attractive financing rates.

[16]	The index represents the difference between the interest rates of a basket of USD bonds issued by emerging countries and a basket of US Treasury bonds with similar characteristics

Chart 12. Emerging Markets Bond Index (EMBI)

Source: JPMorgan, as of June 29, 2016.

On the other hand, Argentina, after being absent from international markets due to legal disputes generated by the 2001 debt restructuring process, returned to the capital market on April 18, in order to comply with the commitments made to its Creditors, and finance 2016 budget requirements. The transaction was announced in four tranches (with 3, 5, 10 and 30 year terms) and achieved a US$ 67.8 billion demand. This has been an all-time high demand for emerging market guaranteed senior debt issuance.

Additionally, on June 30, 2016, Argentina returned to the international debt market. This time, with an issue in tranches of Twelve and Twenty years. This transaction had a total USD 7.2 billion demand, with 6.625% and 7.125% yields, respectively. The conditions of the abovementioned emissions are summarized in Table 2.

Table 2. US$ Securities Issued by Argentina, 2016

Type	Sum	Demand	Coupon
	Billion US$		Percentage
3 year	2.75	10.50	6.25
5 year	4.50	14.50	6.88
10 year	6.50	25.70	7.50
12 year	1.00	3.00	6.25

Type	Amount Billion US$	Demand	Coupon

			Percentage
20 year	1.75	3.50	7.13
30 year	2.75	17.90	7.63

Total	19.25	75.10

Source: Bloomberg.

Note: The Argentine Republic’s rating was B3/B-/B.

4.3. Colombia’s Recent Performance in International Markets

Colombia has suffered a strong negative shock in terms of trade as a result of the fall in the international price of oil during 2014, 2015 and early 2016. However, the Colombian economy has multiple tools to deal with the situation. First, on the foreign front, a flexible exchange rate regime allows to take the oil shock and dampen its effects. Second, in terms of foreign direct investment, the investor base has diversified and, as a result of devaluation, peso-denominated assets are more attractive to foreign investors. Third, the Colombian financial system is sound.

The main challenges associated with the new situation are found in the tax front. Loss of tax revenue associated with hydrocarbons needs to be compensated in order to continue to meet the goals established by tax regulations. Several elements point in this direction: (i) the 2014 tax reform, whereby in 2016, 0.6% of an additional GDP will be collected in non-oil related revenues; (ii) the budget for 2016 is 0.6% of GDP lower than the 2015budget; (iii) the Presidency of the Republic has set forth savings and budget reduction measures; and (iv) the postponement of the 2016 budget at 0.7% of GDP, announced on February 21.

On February 16, 2016, Standard & Poor’s changed the outlook for Colombia’s long-term external debt rating from stable to negative. This is to reflect the risk of further deterioration of the country’s foreign position, especially if the Colombian Government does not implement timely fiscal measures to contain its deficit. The rating could again be stable if, in line with the Standard & Poor’s base scenario, the peace process with the FARC-EP advances and facilitates the Government’s ability to improve its tax situation with a combination of spending cuts and increased income.

On May 26, 2016, Moody’s ratified the Baa2 rating with a stable outlook. This decision responds to a sound macroeconomic policy, an effective response to external shocks, and the projection of a structural tax reform in line with tax regulations for the second half of the year.

As shown in Chart 13, rates and spreads vis-à-vis reference US Treasury Bonds remain at low levels compared to historical, recorded levels. Moreover, after the United Kingdom’s departure from the European Union, the rates of these bonds have returned to historically low levels. However, as mentioned above, in view of expected further increases in the US reference rate, Treasury Bonds could see increases in their listing levels and, consequently, issuance levels could increase.

Chart 13. Colombian Reference Bonds in US$, and Differential on US Treasury Securities

Chart A. 10- Year Benchmark

Chart B. 30-Year Benchmark

Source: Sub-Directorate for Foreign Financing, Ministry of Finance and Public Credit, as of June 29, 2016.

4.3.1. Building efficient and liquid curves

In recent years, Colombia met its strategic objective of constructing liquid and efficient yield curves, and maintained adequate amounts in the reference bonds, as shown in Chart 14.

Chart 14. US$ Yield Curve Performance, 2004-2016

Chart A. 2004, 2006, 2008

Chart B. 2012, 2014, 2016

Source: Bloomberg. Created by Sub-Directorate for Foreign Financing, Ministry of Finance and Public Credit.

In addition, like other countries in the region, Colombia diversified its investor base with a Euro denominated 2026 Global Bond, which was issued in March 2016 and whose characteristics are described in Section 2.4.

Chart 15. Volume of Euro Securities Issued in Latin America

Due

Source: Bloomberg. By Sub-Directorate for Foreign Financing, Ministry of Finance and Public Credit.

With respect to Dollar curves, in recent years emerging Latin American countries have been moving towards the creation of benchmarks for both Ten (Graph 16) and Thirty years (Source: Bloomberg.) Calculations by the Foreign Financing Sub-Directorate, Directorate General for Public Credit and Treasury, Ministry of Finance and Public Credit.

(Graph 17) Other countries, like Mexico, opted for Fifty and One hundred year maturities. Similarly, they focused on large issues that, in a context of expectations of rising interest rates, seek to ensure that the bonds, from issuance, have the required liquidity to avoid trading friction. Thus, , they protect the efficiency of their curve in the long term.

Chart 16. Volume of 10-Year US$ Securities issued in Latin America

Due

Source: Bloomberg. Calculations by the Sub-Directorate of Foreign Financing, General Directorate of Public Credit and Treasury, Ministry of Finance and Public Credit.

Chart 17. Volume of 30-Year US$ Securities issued in Latin America

Due

Source: Bloomberg. Calculations by the Sub-Directorate of Foreign Financing, General Directorate of Public Credit and Treasury, Ministry of Finance and Public Credit.

Note: The issuance reached a US$ 4.2 billion record demand, with the lowest Dollar coupon ever obtained by the Republic of Colombia in transactions on the long part of the curve.

Such protection allows countries in the region to counteract the effects that current US banking regulations have had on the liquidity of the debt market. The new regulation, by restricting bank operations, reduces the liquidity of securities and, thus, decreases demand for smaller securities.

For the reasons given in the previous section, in particular, by the current international situation of uncertainty when leaving the United Kingdom of the European Union; The possible increases in the reference rate of the United States; Instability in emerging economies such as China, Russia and Brazil; Volatility in commodity prices; And for the challenges, both political and economic, that the nation will have to face during 2017, it is fundamental for Colombia to have the capacity to issue reference bonds of representative size. This in order not to sacrifice its liquidity and generate distortions in relative terms against the other bonds of the curve or, which would also be negative, in relation to the bonds of the other comparable Latin American countries.

5. OBJECTIVES

•	Guarantee that the Nation receives the authorization to issue foreign bonds well in advance in order to, first, not generate any market noise and; secondly, provide enough maneuvering space to carry out pre-financing or financing transactions to maintain a strong cash position for 2017 and 2018.

•	Have sufficient flexibility to use the most favorable financing source for the Nation, according to market conditions.

•	Access international markets in a timely and efficient manner, and continue to fulfill the Government’s strategic objective of constructing liquid and efficient performance curves.

6. RECOMMENDATIONS

The Ministry of Finance and Public Credit and the National Planning Department recommend that the National Council of Economic and Social Policy (CONPES):

1.	Issue a favorable Opinion for the Nation to engage in transactions related to foreign public credit to pre-finance and finance 2017 and 2018 budget allocations, up to the sum of US$ 3 billion, or its equivalent in other currencies.

2.	Request the Ministry of Finance and Public Credit to make the necessary arrangements in order to engage in the credit-related transactions covered by this document.

BIBLIOGRAPHY

Goldman Sachs Commodities Research. The New Oil Order - The good, the bad, and the ugly (March 2016)

https://360.gs.com/gs/portal/?st=1&action=action.binary&d=21291263&fn=/docu ment.pdf

HSBC. Global Research. What can be done about the global economic slow puncture?

https://www.research.hsbc.com/R/10/wKkxqrkegmDt

Financial Times. UK’s EU Referendum. http://www.ft.com/intl/eu-referendum

International Monetary Fund. Views on World Economy. (April 2016).

http://www.imf.org/external/spanish/pubs/ft/weo/2016/01/pdf/texts.pdf

Minutes and Press Releases, Federal Reserve Monetary Policy.

http://www.federalreserve.gov/newsevents/press/monetary/2016monetary.htm

Decree 1068 of 2015 (May 26), whereby the Sole and Regulatory Decree for the Finance and Public Credit Sector was issued - and Decrees 497 of 2002 and 3160 of 2011 were revoked.

Taken from: http://wp.presidencia.gov.co/sitios/normativa/decretos/2015/Decretos2015/DECR

ETO%201068%20DEL%2026%20DE%20MAYO%20DE%202015.pdf

Law 80 of 1993 (October 28), whereby the Public Administration Procurement Regulations were passed. Official Gazette Diario 41.094. Taken from:

http://www.secretariasenado.gov.co/senado/basedoc/ley_0080_1993.html

Planning Department. (August 2015). Favorable Opinion to the issuance of foreign bonds for up to US$ 3 Billion, or equivalent in other currencies, to pre-finance or finance 2016 and 2017 Budget allocations. CONPES Document 3842, Bogotá D.C., Colombia: DNP.

Planning Department. (October 2014). Favorable Opinion, for the Nation to engage a debt quota through foreign public credit for up to US$ 3 Billion, or equivalent in other currencies, to pre-finance or finance 2015 and 2016 Budget allocations. CONPES Document 3818, Bogotá D.C., Colombia: DNP.